[redacted]

04003664

'ES
.GE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-21223

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
White River Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
383 Madison Avenue
(No. and Street)

New York	**New York**	**10179**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Mattera **347-643-4660**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 17, 2004

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of White River Securities, LLC as of December 31, 2003 is true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David A. Liebowitz
Managing Director of White River Securities, LLC
Co-Chief Executive Officer
Co-President

Yan Erlikh
Managing Director of White River Securities, LLC
Co-Chief Executive Officer
Co-President

Notary public

CLAUDIA L PHILIPS
Notary Public, State of New York
No. 02PH6031321
Qualified in Nassau County
Commission Expires Sept 27, 2005

Subscribed and sworn to me this 27th day of February 2004.

STATEMENT OF FINANCIAL CONDITION

White River Securities, LLC
(A Limited Liability Company)

December 31, 2003
with Report of Independent Auditors

White River Securities, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2003

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Managing Member of
White River Securities, LLC

We have audited the accompanying statement of financial condition of White River Securities, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of White River Securities, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 17, 2004

White River Securities, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 1,564
Due from brokers and dealers	52,744,087
Securities owned, at market value	727,319,835
Dividends and interest receivable	2,006,270
Due from affiliates	239,749
Total assets	$ 782,311,505
Liabilities and member's equity	
Due to brokers and dealers	$ 16,296,210
Securities sold, but not yet purchased, at market value	295,355,092
Subscriptions received in advance	9,150,000
Dividends and interest payable	699,388
Accrued expenses and other liabilities	351,919
Total liabilities	321,852,609
Member's equity	460,458,896
Total liabilities and member's equity	$ 782,311,505

See accompanying notes.

White River Securities, LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Nature of Business

White River Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on December 16, 1998. Daley Capital, LLC is the sole member of the Company ("Daley"). White River Global Fund Management, Inc. (a Delaware corporation) is the managing member ("Managing Member") of Daley and is a wholly owned subsidiary of The Bear Stearns Companies Inc. (a Delaware corporation). Bear Stearns Global Convertible Fund, LLC and Bear Stearns Global Convertible Offshore Fund, Ltd. (the "Feeder Funds") together own all of the non-managing member interests in the Company through Daley. The Managing Member does not receive an advisory fee from the Company, as such fees are charged to, and paid by the Feeder Funds.

The Company was formed for the purpose of trading in securities and acting as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and is a full member of the American Stock Exchange, Inc.

The Company shall continue until December 31, 2028, unless dissolved before such date in accordance with the Limited Liability Company Act of the State of Delaware or by the election of the Managing Member.

2. Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition and notes. Actual results could differ from those estimates.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are valued at market value. Dividend income and expense are recorded on the ex-dividend date net of withholding taxes, and interest income and expense are recognized on the accrual basis.

The Company recognizes all transactions with original maturities of less than 90 days to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

The Company values its investments in securities owned and securities sold, but not yet purchased listed on any national or globally established securities exchange at the last sale price for that day or, if the security did not trade on such day, at the last sale price on the preceding day in which a sale price is reported. Securities traded in the over-the-counter market are valued at the mid price between the highest bid and the lowest asked price on the inside market. If market quotations are not readily available, the valuation of such securities and instruments are recorded on a consistent basis at fair value as determined by management, in good faith. Derivative contracts, which include options, forward currency contracts and swaps are valued using quoted market prices when available, and otherwise, at fair value based on pricing models.

In the normal course of its business, the Company engages in buying and selling securities denominated in foreign currencies. The Company enters into foreign currency exchange contracts to minimize the risk of foreign currency fluctuations. Foreign currency assets and liabilities are valued at the current spot rate. Foreign exchange contracts are valued at the forward rate to maturity.

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 *Disclosures about Fair Value of Financial Instruments,* approximates the carrying amounts presented in the statement of financial condition.

3. Related Party Transactions

Due from brokers and dealers includes a net receivable from the clearing broker, Bear Stearns Securities Corp. ("BSSC"), $39,458,563 related to the Company's proprietary trading activity. As this amount is short-term in nature, its carrying amount is a reasonable estimate of fair value.

Commissions, custody fees and margin interest expense in the amount of $8,701, $455,163 and $3,826,117, respectively, were charged to the Company by BSSC during 2003. In addition, the Company earned $2,798,694 in interest income from BSSC on cash balances during 2003.

4. Income Taxes

No provision for federal, state and local income taxes has been included in the accompanying statement of financial condition, as the Company's member is responsible for reporting income or loss based on its share of revenues and expenses of the Company.

5. Due from and Due to Brokers and Dealers

The components of due from and due to brokers and dealers as of December 31, 2003 are as follows:

	Due from	Due to
Clearing broker :		
Cash balances	$ 42,552,549	$ –
Net receivable from unsettled securities transactions	2,943,506	–
Net unrealized loss on derivative contracts	(6,037,492)	–
	39,458,563	–
Other :		
Net unrealized loss on derivative contracts	–	16,296,210
Collateral receivable	13,285,524	–
	13,285,524	16,296,210
Total	$ 52,744,087	$ 16,296,210

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Due from clearing broker is shown on a net basis and is primarily related to proceeds from securities sold, but not yet purchased, receivables and payables for unsettled securities transactions, and unrealized gain or loss on open derivative contracts. Its use is therefore restricted until the securities are purchased and the derivative contracts are closed. Securities sold, but not yet purchased are collateralized by certain of the Company's securities owned. Margin debit balances of approximately $308 million are collateralized by certain of the Company's securities and cash held by the brokers. Margin interest is paid based on the Federal Funds Rate.

6. Securities Owned and Securities Sold, But Not Yet Purchased

Details of securities owned and securities sold, but not yet purchased, at December 31, 2003, are as follows:

	Securities Owned, at Market Value	Securities Sold, But Not Yet Purchased, at Market Value
Common stock	$ 4,405,447	$ 263,779,803
Preferred stock	254,506,313	2,754,211
Corporate debt	465,522,851	28,794,226
Other	2,885,224	26,852
	$ 727,319,835	$ 295,355,092

Securities owned and securities sold, but not yet purchased, are primarily invested with companies issued in the United States. All securities owned and securities sold, but not yet purchased are classified in one of the following broad categories: basic materials; communications; consumer cyclical; consumer non-cyclical; diversified, energy; financial; industrial; technology and utilities. The table below presents the categories in which the Company holds securities on a net basis greater than 10% of member's equity at December 31, 2003:

	Percentage of member's equity
Communications	11.08%
Consumer cyclical	10.83
Consumer non-cyclical	11.57
Energy	16.44
Financial	16.06
Industrial	10.14
Utilities	11.79

7. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined under the basic method, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness balances, as defined. At December 31, 2003, the Company's net capital under SEC Rule 15c3-1 was $335.3 million and its net capital in excess of the minimum required was $334.6 million. Capital withdrawals are subject to certain restrictions and requirements as defined in SEC Rule 15c3-1.

As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker that requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various debt and equity transactions as principal. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentrations of credit risk.

The Company's principal trading activities are primarily with brokers and other financial institutions located in North America, Europe, and Asia. All securities transactions of the Company are cleared by BSSC pursuant to customer agreements. At December 31, 2003 substantially all securities owned and balances due from brokers and dealers are positions with and amounts due from these brokers. The Company had substantially all its individual counterparty concentrations with these brokers and their affiliates.

The Company is subject to the risk of restriction being imposed by foreign governments on the repatriation of cash and to political or economic uncertainties.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

Securities sold, but not yet purchased are recorded as liabilities on the statement of financial condition and have market risk to the extent that the Company may have to purchase the securities at a higher value than that recorded in the statement of financial condition.

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlements. These include financial futures contracts, forward contracts, options contracts and swap contracts. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates.

The contract amounts of futures, forward, and swap contracts do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures, forwards and swap contracts is limited to the unrealized gains inherent in such contracts which are recognized in due from brokers in the statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition. It is the policy of the Company to enter into master netting agreements, which provide the right of off-set, with such counterparties.

The Company uses forward foreign currency exchange contracts to hedge against the effects of adverse movements in foreign currency exchange rates on security positions. Because a forward exchange contract effectively fixes the exchange rate between two currencies at a future date, it allows the Company to minimize the risk that a gain on a sale of a non-U.S. denominated security will be reduced or eliminated by an adverse change in exchange rates. However, at the same time the Company gives up the potential gain that might be achieved should exchange rates move favorably.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

Swap transactions and other contractual commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular instrument. The Company monitors and manages its exposure to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility. For instruments such as options, the time period in which the options can be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affect the level of market risk.

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

At December 31, 2003, the fair values of derivative instruments included in securities owned, due from brokers and dealers, securities sold, but not yet purchased and due to brokers and dealers included in the statement of financial condition are as follows:

	Assets	Liabilities
Financial futures contracts	$ –	$ 1,969,971
Equity option contracts	1,086,640	26,852
Forward currency contracts	3,733	111,951
Credit Default Swaps	914,933	22,174,143
Interest Rate Swaps	1,020,429	16,732

9. Subsequent Events

Through February 17, 2004, there were additional capital contributions received by the Company of approximately $15,265,000, of which $9,150,000 was received prior to January 1, 2004. In addition, the Company paid capital withdrawals of approximately $37,600,000.